SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Powerwave Technologies, Inc.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

739363109
(CUSIP Number)

December 31, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 739363109	13G/A	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Highbridge International LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 739363109	13G/A	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Highbridge Statistical Opportunities Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 126,061 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 126,061 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,061 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.09%
12	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 739363109	13G/A	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) STAR L.P. (a statistical arbitrage strategy)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 185,921 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 185,921 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,921 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.14%
12	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 739363109	13G/A	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 311,982 shares of Common Stock.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 311,982 shares of Common Stock.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,982 shares of Common Stock.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.23%
12	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 739363109	13G/A	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Glenn Dubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 311,982 shares of Common Stock.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 311,982 shares of Common Stock.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,982 shares of Common Stock.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.23%
12	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 739363109	13G/A	Page 7 of 10 Pages

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on November 9, 2010 (the "Original Schedule 13G") with respect to shares of common stock, par value $0.0001 per share (the "Common Stock"), of Powerwave Technologies, Inc., a Delaware corporation (the "Company").  Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G.  This Amendment amends and restates Items 2(a)-(c), 4 and 5 in their entirety as set forth below.

Item 2 (a).	NAME OF PERSON FILING

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

Item 2(c).	CITIZENSHIP

Highbridge International LLC
c/o Harmonic Fund Services The Cayman Corporate Centre, 4th Floor 27 Hospital Road Grand Cayman, Cayman Islands, British West Indies Citizenship: Cayman Islands, British West Indies

Highbridge Statistical Opportunities Master Fund, L.P.
c/o Harmonic Fund Services The Cayman Corporate Centre, 4th Floor 27 Hospital Road Grand Cayman, Cayman Islands, British West Indies Citizenship: Cayman Islands, British West Indies

STAR, L.P. (a statistical arbitrage strategy)
c/o Harmonic Fund Services The Cayman Corporate Centre, 4th Floor 27 Hospital Road Grand Cayman, Cayman Islands, British West Indies Citizenship: Cayman Islands, British West Indies

Highbridge Capital Management, LLC
40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: State of Delaware

Glenn Dubin
c/o Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: United States

CUSIP No. 739363109	13G/A	Page 8 of 10 Pages

Item 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the date of this filing, (i) Highbridge International LLC no longer beneficially owns any shares of Common Stock, (ii) Highbridge Statistical Opportunities Master Fund, L.P. beneficially owns 126,061 shares of Common Stock, (iii) STAR, L.P. (a statistical arbitrage strategy) beneficially owns 185,921 shares of Common Stock, and (iv) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed the beneficial owner of 311,982 shares of Common Stock beneficially owned by Highbridge Statistical Opportunities Master Fund, L.P. and STAR, L.P. (a statistical arbitrage strategy).

Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC, Highbridge Statistical Opportunities Master Fund, L.P. and STAR, L.P. (a statistical arbitrage strategy).  Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC.  The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.  In addition, each of Highbridge Capital Management, LLC and Glenn Dubin disclaims beneficial ownership of shares of Common Stock held by Highbridge International LLC, Highbridge Statistical Opportunities Master Fund, L.P. and STAR, L.P. (a statistical arbitrage strategy).

(b)	Percent of class:

The percentages used herein and in the rest of this Amendment are calculated based upon 133,128,494 shares of Common Stock issued and outstanding as of October 28, 2010, as represented in the Company's Quarterly Report for the quarterly period ended October 3, 2010, filed on Form 10-Q on November 2, 2010. Therefore, based on the Company’s outstanding shares of Common Stock, as of the date of this filing (i) Highbridge Statistical Opportunities Master Fund, L.P. may be deemed to beneficially own 0.09% of the outstanding shares of Common Stock of the Company, (ii) STAR, L.P. (a statistical arbitrage strategy may be deemed to beneficially own 0.14% of the outstanding shares of Common Stock of the Company, and (iii) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed to beneficially own 0.23% of the outstanding shares of Common Stock of the Company.  The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or direct the vote: 0
	(ii)	Shared power to vote or direct the vote: See Item 4(a)
	(iii)	Sole power to dispose or direct the disposition of: 0
	(iv)	Shared power to dispose or direct the disposition of: See Item 4(a)

CUSIP No. 739363109	13G/A	Page 9 of 10 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

CUSIP No. 739363109	13G/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

DATED:  February 14, 2011

HIGHBRIDGE CAPITAL MANAGEMENT, LLC		HIGHBRIDGE INTERNATIONAL LLC

		By:	Highbridge Capital Management, LLC
its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva	By:	/s/ John Oliva
Title:	Managing Director	Name:	John Oliva
		Title:	Managing Director

HIGHBRIDGE STATISTICAL OPPORTUNITIES MASTER FUND, L.P.		STAR, L.P. (a statistical arbitrage strategy)

By:	Highbridge Capital Management, LLC	By:	Highbridge Capital Management, LLC
	its Trading Manager		its Trading Manager

By:	/s/ John Oliva	By:	/s/ John Oliva
Name:	John Oliva	Name:	John Oliva
Title:	Managing Director	Title:	Managing Director

/s/ Glenn Dubin
GLENN DUBIN